EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

09047519

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref. No. OS.215/2009

SUPPL

December 21, 2009

SEC
Mail Processing
Section

DEC 22 2009

Washington, DC
120

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Dec 21, 09

dlw 1/4

F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 12/2552 held on December 17, 2009 resolved the meeting's resolutions in the determination/change in the scope of duties and responsibilities of the Audit Committee with the following details:

1. Review the appropriateness and efficiency of all risk management processes with risk management unit, in consultation with both internal and external auditors.
2. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to commercial banking business
3. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities according to Audit Committee Charter and consolidated supervision policy

The determination/change of which shall take an effect as of December 17, 2009

The Audit Committee consists of

1. Chairman of the Audit Committee M.R. Sansdiguna Kituyakara remaining term in office 6 months
2. Member of the Audit Committee Mr. Somchai Bulsook remaining term in office 6 months
3. Member of the Audit Committee Prof. Emeritus Khunying Suchada Kiranandana remaining term in office 6 months
4. Member of the Audit Committee Mrs. Elizabeth Sam remaining term in office 3 months

Secretary of the Audit Committee Mr. Vasant Chanyatantiwate (Effective until December 31, 2009)
Mr. Surasak Dudsdeemaytha (Effective on January 1, 2010)

The Audit Committee of the company has the scope of duties and responsibilities to the Board of Directors on the following matters:

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditors in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations
2. Review the appropriateness and efficiency of all risk management processes with risk management unit, in consultation with both internal and external auditors

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

3. Oversee the efficiency and independence of risk asset review function.

4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to commercial banking business.

5. Review the effectiveness and appropriateness of the internal control and audit system, independence of the internal audit function and endorsement of the appointment, transfer and termination of employment of the Internal Audit Head.

6. Review the performance of the external auditors; consider, select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.

7. Evaluate the connected transactions or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.

8. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.

9. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.

10. Perform other duties, as regulated or assigned by the Board as agreed by the Audit Committee.

11. Submit minutes of each Audit Committee Meeting to the Board of Directors, and prepare the annual Audit Committee Report signed by the Audit Committee Chairman, summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.

12. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities according to Audit Committee Charter and consolidated supervision policy.

13. At least once a year, the Committee will review its Charter and performance over the past year taking into account any assessment or comments provided by the Chairman of the Board.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

The company hereby certifies that the scope of duties and responsibilities of the Audit Committee as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed ....

(Dr. Prasarn Trairatvorakul)

President

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref. No. OS.214/2009

December 21, 2009

SEC
Mail Processing
Section

DEC 22 2009

Washington, DC
120

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Dec 21, 09

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS.08-02403/2009

December 21, 2009

To: President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, total value of Baht 12,000,000,000 and quarterly interest payment at 16 January, 16 April, 16 July and 16 October of each year.

As the twenty-fifth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on January 18, 2010. We would like inform you the details of the twenty-fifth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 4.25 percent per annum and 92 days duration – from October 16, 2009 to January 15, 2010. And we will close the book for interest payment at noon of January 4, 2010.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranvit)
Vice President
Securities Services Department
Tel. 0 2470 1994

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.213/2009

SEC Mail Processing Section
DEC 22 2009
Washington, DC
120

December 21, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

DEC 22 2009
Washington, DC
120

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Dec 21, 09

Summary Statement of Assets and Liabilities 1/

As of 30 November 2009

ธนาคารกสิกรไทย

KASIKORNBANK 泰华农民银行

Assets	**Baht**	**Liabilities**	**Baht**
Cash	22,396,389,789.58	Deposits	961,326,882,751.63
Interbank and money market items	117,553,100,172.61	Interbank and money market items	94,754,286,219.02
Investments, net	213,934,981,080.27	Liabilities payable on demand	13,938,965,610.11
(with obligations Baht 72,843,861,735.93)		Borrowings	75,159,780,741.56
Credit advances (net of allowance for doubtful accounts)	873,743,414,536.67	Financial institution's liabilities under acceptances	542,933,611.66
Accrued interest receivables	1,092,127,864.70	Other liabilities	51,965,616,570.55
Properties foreclosed, net	11,575,324,849.62	Total liabilities	1,197,688,465,504.53
Customers' liabilities under acceptances	542,933,611.66		
Premises and equipment, net	32,137,851,794.26		
Other assets, net	45,471,809,216.33	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	17,797,118,646.07
		Total shareholders' equity	120,759,467,411.17
Total Assets	1,318,447,932,915.70	Total Liabilities and Shareholders' Equity	1,318,447,932,915.70
Customers' liabilities under unmatured bills	6,989,037,145.64	Financial institution's liabilities under unmatured bills	6,989,037,145.64
Total	1,325,436,970,061.34	Total	1,325,436,970,061.34

	Baht
Non-Performing Loans 2/(net) as of 30 September 2009 (Quarterly)	15,805,479,827.43
(1.65 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2009 (Quarterly)	24,368,387,000.45
Actual provisioning for loan loss, as of 30 September 2009 (Quarterly)	32,305,972,157.91
Loans to related parties	47,060,500,048.48
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,605,196,117.48
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	151,738,355,673.39
Changes in assets and liabilities this quarter as of 30 November 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,319,176,046.36
Letters of credit	20,517,868,048.32

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2009 (Quarterly) 33,753,337,813.23

(3.46 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Management Discussion and Analysis (MD&A)
Date of disclosure	27 August 2009
Information as of	30 June 2009